

A Focus on Governance Issues at Medallion Financial

Disclaimer



Important Information
BIMIZCI Fund LLC and its affiliates, Warnke Investments LLC, ZimCal Asset Management LLC, and Stephen Hodges (collectively, "BIMIZCI"), have nominated individuals as nominees to the Company's board of directors and are soliciting votes for the election of those individuals, John Kiernan, Eric Kelly and Tim Shanahan, as members of Medallion Financial Corp.'s board of directors (the "Nominees"). BIMIZCI has sent a definitive proxy statement, BLUE proxy card and related proxy materials to stockholders of Medallion Financial Corp. seeking their support of the Nominees at Medallion Financial Corp.'s 2026 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and BLUE proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and BLUE proxy card and other documents filed by BIMIZCI with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also find important information on voting online at www.restoretheshine.com/vote Stockholders may also direct a request to BIMIZCI's proxy solicitor, Sodali & Co LLC, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing zimcal@info.sodali.com.

Participants in Solicitation
The following persons are participants in the solicitation by BIMIZCI: BIMIZCI Fund LLC and its affiliates, Warnke Investments LLC, ZimCal Asset Management LLC, and Stephen Hodges (collectively, "BIMIZCI"). The participants may have interests in the solicitation, including as a result of holding shares of Medallion Financial Corp.'s common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by BIMIZCI.**

Cautionary Statement Regarding Forward-Looking Statements
This presentation may contain forward-looking statements. All statements contained in the presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.
The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of BIMIZCI Fund LLC and its affiliates, Warnke Investments LLC, ZimCal Asset Management LLC, and Stephen Hodges (collectively, "BIMIZCI").
Though certain material may contain projections, nothing in the presentation is intended to be a prediction of the future trading price or market value of securities of Medallion Financial Corp. (the "Company"). Accordingly, there is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied in the presentation. The estimates, projections and potential impact of the opportunities identified by BIMIZCI in the presentation are based on assumptions that BIMIZCI believes to be reasonable as of the date of the materials, but there can be no assurance or guarantee (1) that any of the proposed actions set forth in the presentation will be completed, (2) that the actual results or performance of the Company will not differ, and such differences may be material, or (3) that any of the assumptions provided in the presentation are accurate.
Therefore, there can be no assurance that the projected results or forward-looking statements included in the presentation will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward- looking statements included in the presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. BIMIZCI will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

An Insight into the Integrity of Medallion Financial and Mr. Murstein



 **We need to understand exactly what the current CEO of Medallion is capable of as well as the Board that promoted him**

 Despite having access to all the evidence, the Board promoted him and paid him a $4.6 million bonus months after the Final Judgment was entered against him in a multi-year SEC fraud investigation.

 Mr. Murstein paid a $1 million civil penalty, and Medallion paid a $3 million penalty, and both are under permanent injunctions.

> " the [SEC's complaint] contains more than sufficient allegations to support the claim that Murstein and Medallion Financial misled investors by withholding information material to Medallion Bank's fair value. "

> " Such allegations [by Murstein] verge on 'deliberate illegal behavior,' and at least demonstrate Murstein's 'knowledge of facts… contradicting [his] public statements' "

> " solely for purposes of… [bankruptcy non-dischargeability]… the allegations in the [SEC] complaint are true and admitted by Murstein "

SEC v. Medallion Fin. Corp., No. 1:21-cv-11125-LAK (S.D.N.Y.) (Amended Complaint, ECF No. 46 (Apr. 26, 2022); Opinion on Motions to Dismiss, ECF No. 105 (Sept. 18, 2024); Consent and Final Judgment (May 30, 2025)).

Murstein Directed a Contractor to Commit Identity and Securities Fraud



1 **The Recruitment**

> Murstein wanted to have another person touting on behalf of Medallion… Murstein offered [them] an Independent Contractor… Agreement. The Contractor had little to no experience with investor relations or the financial markets.

2 **Murstein oversaw the subordinate being told to commit identity fraud**

> Murstein knew from emails he received that [his co-defendant] told the Contractor 'get a fake ID from the Internet' in order to avoid having to identify [themself].

3 **Murstein directed the subordinate to commit securities fraud**

> Murstein acknowledged that the purpose of the touting activity was to boost Medallion Financial's stock price… he wrote [to the contractor]: 'All I would like you guys to do today is to write articles and post comments on message boards to support our stock.'

4 **Murstein paid the contractor hush money then threatened her if she talked**

> Murstein texted the Contractor: 'I'm trying to get you an agreement and get you paid extra money but it won't be ready until tmrw or Monday.' [Separately] Our lawyers are sending you a letter that you are telling people I told you to write under a false name. First of all there is no reason to talk to people about that. Plus you signed something that says you can't talk about this.

Source: SEC v. Medallion Fin. Corp., No. 1:21-cv-11125-LAK (S.D.N.Y.) (Amended Complaint, ECF No. 46 (Apr. 26, 2022)

The SEC Lawsuit Reveals the Depths Medallion/Murstein Sank To



 We believe that any finance professional or employee of a public company **would have been terminated for cause** and found it difficult to find employment had they done what Andrew Murstein actually, verifiably did.

 We think it is unacceptable that the **Board chose to protect Mr. Murstein, and not independently investigate** or hold him accountable in any way for jeopardizing the Company and for gross violations of its internal policies.

 We believe it is unacceptable for the **then-President, now-CEO of a public company to have directed a subordinate to commit acts of identity and securities fraud** that exposed the subordinate to potential civil and criminal penalties.

As we turn to the contents of this presentation - keep the above in mind

---

SEC v. Medallion Fin. Corp., No. 1:21-cv-11125-LAK (S.D.N.Y.) (Amended Complaint, ECF No. 46 (Apr. 26, 2022); Opinion on Motions to Dismiss, ECF No. 105 (Sept. 18, 2024); Consent and Final Judgment (May 30, 2025)). Judge Kaplan found that these allegations "would constitute identity fraud."

Contents



◆ **7**   **EXECUTIVE SUMMARY**

◆ **8**   **WHO IS BIMIZCI**

◆ **11**   **ABOUT MEDALLION FINANCIAL**

◆ **16**   **THE STATE OF MEDALLION'S BOARD**

◆ **24**   **COMPENSATION NOT ALIGNED WITH PERFORMANCE**

◆ **31**   **MEDALLION'S FINANCIAL PERFORMANCE IS DETERIORATING**

◆ **39**   **HOW OUR BOARD NOMINEES FILL THE GAPS**

◆ **44**   **OUR CLEAR PLAN TO CREATE VALUE**

◆ **51**   **EXISTING BOARD ARE NOT INDEPENDENT AND ARE PROTECTING MANAGEMENT**

◆ **56**   **CONCLUSION**

Executive Summary



 We have invested significant capital into Medallion because we believe it has tremendous potential.

 The market may be discounting Medallion's underlying business potential entirely because of the risks its board of directors (the "Board") and management represent — risks most vividly illustrated by the permanent federal injunctions entered against Andrew Murstein and Medallion Financial following a multi-year SEC fraud lawsuit.

 Therefore, any improvement in leadership, we believe will translate immediately into a higher valuation.

 The family-led Board is entrenched, lacks independence and will not hold management accountable.

 This absence of oversight is responsible for low institutional investor interest and significant long-term value destruction over the past decade – with tangible book value yet to exceed its 2013 peak.

 With the Taxi Medallion implosion,the Board failed to recognize the early risks/warnings and take deliberate action; we warned the Board about red flags in the consumer loan book in 2024, and now consumer charge-offs are at 15 year highs. We warned about the persistent non-performers in its commercial loan book in March 2025, and now the commercial business is in default.

 We fear that the Board as constituted is unable to protect stockholders effectively. But more importantly, the Board is ill-equipped to handle the rapid changes in consumer lending and the technological investment required.

 Our candidates are seasoned, successful business leaders with the necessary technology, governance and analytical skills to immediately plug some of the critical gaps.

 We believe our plan combined with our independent board nominees, could create significant value for stakeholders and attract institutional interest

About BIMIZCI Fund LLC

BIMIZCI Fund LLC is a joint venture between ZimCal Asset Management LLC ("ZimCal") and the family office arm of Bay Haven Capital Inc (formerly Blackburn Investment Management, Inc). ZimCal is the managing member of BIMIZCI and was founded by Stephen Hodges. Warnke Investments LLC ("Warnke") is an affiliated entity. BIMIZCI Fund LLC is the managing member of Warnke. BIMIZCI Fund LLC, Warnke, ZimCal and Stephen Hodges are referred to collectively as "BIMIZCI" (or "we", "our", "us").



BIMIZCI primarily focuses on investing in FDIC-insured institutions. This focus is a result of Mr. Hodges' 16-year experience investing in banks and his deep familiarity with the competitive and regulatory landscape. Mr. Hodges has partnered with over 120 banks through investments on both sides of the balance sheet and has invested in bank debt, preferred equity and common stock. In Mr. Hodges' entire investment career Mr. Hodges has never been an activist or publicly advocated for change at a company in which he has been invested – with the exception of Medallion Financial Corp.



We are currently MFIN's 4th largest institutional stockholder (Source: S&P Cap IQ) with 500,250 shares as of May 27, 2026. We also own $15 million par value in trust preferred securities ("TruPS") issued by Medallion. Our total cash investment into Medallion securities is $11.4 million. This compares favorably with the Company's ~ $225 million current market cap. We have sent over 50 discrete communications and 2 white papers to Medallion in an effort to help them increase value.



Who is BIMIZCI

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WE ARE MEDALLION'S FOURTH LARGEST INSTITUTIONAL STOCKHOLDER (CAP IQ)



$11.36M

Cash invested in MFIN securities



500,250

Shares of MFIN stock
As of May 27, 2026



- BIMIZCI has been invested for over 5 years
- BIMIZCI purchased more MFIN stock in the market in the last 12 months than every MFIN executive combined in the last five years.
- Medallion described BIMIZCI's stake as "miniscule"



Who is BIMIZCI

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THREE YEARS OF ENGAGEMENT TRYING TO HELP MFIN BOOST VALUATIONS



- We asked the Board to restructure itself and eliminate effective Murstein family control: **7 times across letters and emails from October 2023 through April 2026.**



- We asked the Board to commission an **independent investigation into the SEC allegations against Andrew Murstein: 5 times**. The Board never did. The federal court ultimately imposed an Independent Compliance Consultant to monitor Audit.



- We asked the Board to restore and **exercise the executive compensation clawback: 6 times**. The Board's response was to gut the clawback policy within two weeks after our first ask, removing "detrimental conduct" as a trigger.



- We asked the Board to produce books and records under Section 220 of the Delaware General Corporation Law: 1 formal demand, served March 14, 2025. The Board refused. **The demand remains outstanding 14 months later.**



- We asked the Board to improve **credit risk transparency in the subprime Recreation portfolio, including vintage and FICO migration disclosures**: 9 times across two white papers, three shareholder letters, and direct emails to the CFO and CEO.



- We asked the Board to proactively address refinancing risk on the February 2026 maturity, twice offering to inject/arrange new capital and once offering to introduce the Board to an advisory team: 4 times. **Every offer was ignored.** The February 2026 refinancing failed. The SBA declared an event of default on $73.5M of Medallion Capital debentures on April 10, 2026.



ABOUT MEDALLION FINANCIAL

MEDALLION'S BUSINESS IS NOT COMPLICATED AND BARRIERS TO ENTRY ARE LOW.

How Medallion's Business Actually Works



- Medallion is a finance company that provides installment loans to consumers and mezzanine loans to commercial businesses.

- 95% of Medallion's loans are originated through Medallion Bank (the "Bank") - these are all 14+ year consumer loans and are funded by FDIC-insured, brokered deposits (mostly CDs). The Bank's cost of funds were 3.9% at 4Q25. Consumer is 63% Recreation and 32% Home Improvement.

- The Holding Company is almost entirely funded by dividends from the bank. The Bank is FDIC-insured and regulated by the FDIC and Utah DFI. In times of stress, regulators can stop upstreamed dividends at their sole discretion. This would cause cascading defaults at the Holding Company.

- 5% of Medallion's loans are originated through Medallion Capital - these are all commercial and mostly mezzanine (subordinated) and are funded through SBA debentures. Medallion Capital's reported cost of funds were 4.0% at 4Q25.

- The taxi medallion business is discontinued and now represents less than 0.5% of total assets.

Loan Portfolio at 1Q26



Source: MFIN 1Q26 10Q

Source: MFIN 10Q





How Medallion’s Business Actually Works

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- The Bank is an indirect lender, which means it relies on other parties to originate or aggregate loans for it that match its criteria. It then pays an origination fee. Our estimates put these fees at 185-200bps .
- These fees are capitalized into the principal balance and do not show up as an operating expense, instead they are amortized over time.
- This is why MFIN might say its average Recreation rate in 2025 was 15.2% but its actual yield, net of amortized origination costs, was reported as 13.4%.

15.2%
to
13.4%



- Indirect lending is very, very competitive and lenders often compete on marketplaces.
- Relationships matter, but getting a loan approved matters more.
- The deeper the demand (e.g. auto lending) the more competitive the field.
- Indirect lenders, including MFIN, are price and term takers, except for very risky or nonconforming loans.
- MFIN’s commercial business has 20% non-performing loans and is in default with the SBA – this is not a business MFIN knows how to run.

How Medallion's Consumer Business Actually Works (simplified)





*Financial service providers – essentially an outsourced loan processor for dealers and contractors that helps them find financing for customers.

- While simplified, this mimics the highly competitive structure of most of consumer finance.
- **There are very limited barriers to entry**
- The proliferation of marketplace options vastly expanded the the pool of lenders available to consumers.
- Medallion also competes with both balance sheet lenders (that hold loans) non-balance sheet lenders (that sell or securitize loans) and regulated and non-regulated entities.
- "Embedded" finance companies, working with bank lenders, allow prime focused banks to offload the high risk loans on the back-end while still retaining the customer and dealer/contractor relationship.
- Having a cheaply funded balance sheet is a huge operational advantage (that is being wasted by Medallion) which is why we have seen Fintechs and other consumer lenders seek bank charters (Affirm, Enova, PayPal, Lending Club, Sofi)

Medallion at a glance



Financial Summary

	2023	2024	2025	1Q26
Assets	2,587,827	2,868,606	2,955,464	2,950,486
Market Cap	221,094	208,376	232,060	194,983
Stock Price	$9.85	$9.39	$10.29	$8.56
Price/TBV	1.29x	1.04x	0.97x	0.80x
Core* ROAA	1.40%	1.10%	1.40%	0.60%

CORE excludes the discontinued taxi medallion business but **does** included gains from stock sales



THE STATE OF MEDALLION'S BOARD

THE BOARD IS DESIGNED TO PROTECT THE STATUS QUO



The SEC Lawsuit and Subsequent Final Judgment are Devastating and Permanent

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Medallion believes it can get past the SEC matter – we strongly disagree.

- On May 30, 2025, a federal court permanently enjoined both Medallion Financial and its current CEO Andrew Murstein against future violations of the principal federal securities anti-fraud provisions, and imposed $4,000,000 in civil penalties — $1,000,000 of which Mr. Murstein is paying personally.
- To ensure his personal penalty could not be erased in a future personal bankruptcy, **Mr. Murstein stipulated in writing that "the allegations in the Amended Complaint are true and admitted by Murstein"** — a public court record that removes any claim the underlying conduct was without factual basis.
- The settlement permanently prohibits Medallion and Mr. Murstein from publicly denying the SEC's allegations — including in oral communications to investors — with violation allowing the SEC to reopen the case.
- Less than five months after the Final Judgment, the Board announced Mr. Murstein would be CEO, without stockholder input, giving him formal (rather than de facto) authority over the same investor communications, financial reporting, and auditor relationships that were the subject of the SEC's findings.
- The Board approved a $4.6 million bonus to Mr. Murstein the same year he was enjoined.
- The Board offered no public explanation of how it evaluated Mr. Murstein's fitness for the role — and simultaneously adopted bylaw amendments that entrenched its position and made stockholder accountability harder to achieve.
- This is not the conduct of an independent board acting in stockholders' interests. It is a board acting to protect the Murstein family's control of the Company at stockholders' expense.
- The fact that no significant action has been taken by incumbent directors to hold Mr. Murstein accountable regarding this matter suggests that the incumbent nominees lack true independence.



In supporting BIMIZCI's Two Candidates ISS and Glass Lewis Noted the SEC Matter

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ISS Quotes on the SEC matter

"He was selected by the board in a process that evidently failed to take a recent settlement with the SEC into account."

"During engagement with ISS, the board suggested that there was no conscious discussion or decision reached about the potential impact of the settlement on Murstein's candidacy."

Glass-Lewis Quotes on the SEC matter

"By extension, the board's campaign riposte — i.e. concisely noting that 'Medallion successfully settled the SEC matter' — falls exceptionally flat."

"Visibly absent from Medallion's disclosure is reference to a separate $1.0 million civil penalty payable solely by Andrew Murstein, as well as codified obligations for Medallion to retain an independent compliance consultant and appoint a chief compliance officer."

"That the board assessed the foregoing developments [the SEC matter]… and nevertheless arrived at a favorable determination regarding Andrew Murstein's fitness to serve without any apparent exploration of alternatives should be seen as materially disconcerting and a functional reinforcement of de facto control by the Murstein family."

The Board Lacks Independence and Appear of Holding Management Accountable



5 of 8 directors will be **80 years old** or over within the year

3 of 8 directors are **Murstein family** members

The directors have an **18 year avg. tenure** on Medallion's or the Bank's board

The Lead **Independent Director** has **23 years** on Medallion's or the Bank's **board**

Insiders/ Family Members



ALVIN MURSTEIN
Executive Chairman
Father of Andrew Murstein
Board Tenure: 30 Yrs



ANDREW M. MURSTEIN
CEO, President and COO
Son of Alvin Murstein Son-in-Law of David Rudnick
Board Tenure: 29 Yrs



DAVID L. RUDNICK
Father-in-Law of Andrew Murstein
Board Tenure: 30 Yrs



ROBERT M MEYER
MFIN Board Tenure: 5 Yrs
Bank Board Tenure: 10 Yrs



ALLAN J. TANENBAUM
MFIN Board Tenure: 9 Yrs



CYNTHIA A. HALLENBECK
MFIN Board Tenure: 6 Yrs



BRENT O. HATCH
Lead Independent Director
MFIN Board Tenure: 4 Yrs
Bank Board Tenure: 23 Yrs



JOHN EVERETS
MFIN Board Tenure: 9 Yrs
Bank Board Tenure: 7 Yrs





The Board Lacks Independence and Appear of Holding Management Accountable

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ALVIN MURSTEIN
Executive Chairman
Father of Andrew Murstein
Board Tenure: 30 Yrs





ANDREW M. MURSTEIN
CEO, President and COO
Son of Alvin Murstein Son-in-Law of David Rudnick
Board Tenure: 29 Yrs





DAVID L. RUDNICK
Father-in-Law of Andrew Murstein
Board Tenure: 30 Yrs

The Board Is A Family Affair

- Family ties permeate the Board and have for years.
- Until February, the Chairman and CEO roles were both held by Alvin Murstein, with Alvin Murstein only relinquishing the CEO role in February 2026 and moving to Executive Chairman. His son, Andrew, took the CEO title
- There is no structural mechanism to ensure that the Board can adequately hold management accountable, particularly given the father-son dynamic between Chairman and CEO/President (Andrew Murstein).
- This inherent conflict of interest is exacerbated by the presence of Andrew Murstein's father-in-law, David Rudnick, as the second most tenured member of the Board.

This Dynamic Has Been Observed in Real Time

- Despite the Final Judgment, the Governance and Nomination committee still endorsed the elevation of Andrew Murstein to CEO
- No independent investigation was ever launched into the behavior or violations of ethical conduct identified in the SEC matter

Board Committee Memberships and Tenure



	Alvin Murstein	Andrew M. Murstein	David L. Rudnick	John Everets	Cynthia A. Hallenbeck	Brent O. Hatch	Allan J. Tanenbaum	Robert M. Meyer
Audit Committee				✔ (2018)*	✔ (2021)	✔ (2022)		**Chair** (2022)
Compensation Committee				✔ (2020)			**Chair** (2023)	✔ (2022)
Nominating & Governance Committee					**Chair** (2024)	✔ (2022)	✔ (2018)	✔ (2022)
Investment Oversight Committee	✔ (2018)	✔ (2018)	**Chair** (2020)	✔ (2018)	✔ (2022)	✔ (2022)	✔ (2019)	
Medallion Bank Board	✔ (2003)	✔ (2003)		✔ (2019)		✔ (2003)		✔ (2016

Mr. Everets served 2018-2021 as Audit Chair, and rejoined 2024 as a member.

Mr. Tanenbaum was previously chair of the Compensation Committee 2019-2021, and a member since 2018.

The Investment Oversight Committee was first disclosed in MFIN's DEF 14A in 2018.

The Board Has Gone Out of its Way to Prevent Accountability to Stockholders



Pre-existing structural barriers

- Classified Board with three-year staggered terms.
- 75% supermajority required to remove a director and must be "for cause", and 20% record-holder threshold to call a special meeting.
- Bylaws can be amended by simple Board majority; stockholder amendment requires 75% of voting stock (effectively impossible given the level of insider ownership.

October 24, 2023 - Recoupment policy gutted (less than two weeks after BIMIZCI's compensation clawback demand)

- "Detrimental conduct" trigger removed from clawback policy.
- Board authority to recoup compensation for misconduct, fiduciary breach or reputational harm eliminated.

August 8, 2024 — Third A&R Bylaws (six weeks before Judge Kaplan denied the Medallion's motion to dismiss).

- Stockholder nominee disclosure regime expanded from 5 to 20 categories.
- Clayton Act and Depository Institution Management Interlocks Act representations required from nominees.
- "Competitor" definition broadened to reach any consumer lender.
- 10-day Board interview right asserted over stockholder nominees.
- In-person attendance at the meeting required of any stockholder nominee as a condition of eligibility.
- Stockholder right to substitute nominees after the deadline eliminated.
- Third-Party Compensation Arrangements barred (anti-"golden leash").

October 24, 2025 — Triple package (five months after Final Judgment).

- Board authorized the creation of the Executive Chairman role for Alvin Murstein
- Alvin Murstein's Executive Chair term extended to May 29, 2027.
- Board's failure to renominate Alvin defined as termination without cause with $3,378,036 severance (as of 12/31/25) payable to him

ISS and Glass Lewis Observations



ISS Quotes on MFIN's Board

"The 2024 proxy contest could have been a positive inflection point for MFIN. The dissident identified credible concerns, but they were not strong enough at the time to support a case for change, meaning that MFIN had an opportunity after the meeting to make improvements on its own terms. The board did not take advantage of this opening. Instead, it embraced policies and practices that only undermined its credibility and independence"

"The real issue is that the board lacks the independence necessary to exercise credible effective oversight of management as it navigates the underlying challenges."

"These corporate governance and operational issues have likely contributed to TSR underperformance since the 2024 proxy contest. Due to these factors, the dissident has presented a compelling case for change."

Glass-Lewis Quotes on MFIN's Board

"Recent succession at Medallion, in particular, should give investors pause, as the board seems willing to rank lineage over independence, procedural credibility and rigorous oversight, offering little indication that the interests of unaffiliated investors will be a priority to the extent they depart from Mr. Murstein's preferences."

"The governance elements of the current dispute — updated materially from the 2024 meeting — tilt the scales meaningfully toward change. Judge Kaplan's pointed dismissal [of Medallion's Motion to Dismiss] and Medallion's subsequent settlement of the [amended SEC complaint] paint a damaging picture of managerial efficacy under the Murstein family"



WE BELIEVE THAT COMPENSATION IS NOT ALIGNED WITH PERFORMANCE

THE BOARD HAS ALLOWED THIS

The Board is Rewarding Management in Excess of the Value Created for Stockholders

Total Shareholder Returns for Medallion Have Been Weak

	MFIN	2026 Proxy Peers	Russell 2000	KRE Bank Index
1Y	**5%**	23%	**44%**	31%
3Y	**64%**	**95%**	65%	84%
5Y	26%	**82%**	31%	**17%**
10Y	**48%**	**276%**	182%	122%
15Y	**83%**	**411%**	297%	267%

Source: Factset. Measured through close of business May 1, 2026 before BIMIZCI filed its FORM PREC14A
Proxy peer TSRs were simple averages and used only peers listed in the 2026 DEF14A

- MFIN stock has been volatile and the impact of the taxi medallion loan implosion on the stock often benefited TSR based on small timing measurement differences, but the results in both the short- and long-term are clear.
- The table clearly shows the underperformance of MFIN stock compared to its self-selected peer group and relevant indexes.
- MFIN had the lowest TSR over almost every time period.
- TSR comparisons were made against Medallion's 2026 DEFC14A listed peers that were publicly traded and not bankrupt (13 names)

MFIN is underperforming on plenty of key metrics versus peers

MFIN is highly levered versus the peer group



60%
50%
40%
30%
20%
10%
0%
MFIN
CNOB
EZPW
WRLD
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
TREE
MCB
FINW
TBBK
AROW
OPRT
LC

- Medallion listed 15 proxy peers in its recent DEFC14A with 1 bankrupt and one now private. We conducted a multi-year analysis of Medallion's top wage earner , Andrew Murstein, and therefore used all peers listed in the multi-year analysis period.
- We excluded companies that had filed for bankruptcy (CURO) or that were no longer public (ELVT and ML) or were missing reported financial information. We also excluded 2026 compensation analysis for OMCC and WRLD who have not filed their 2026 proxy statements as of this date. The final peer comparison included 19 names.

MFIN is underperforming on plenty of key metrics versus peers

Restore the Shine | BIMIZCI FUND

MFIN is being ignored by the market, with only a 0.57x Price/Book Value



500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
MFIN
CNOB
EZPW
WRLD
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
TREE
MCB
FINW
TBBK
AROW
OPRT
LC

Source: S&P Capital IQ

- Most FDIC-insured lenders are valued relative to tangible book value, with increased uncertainty about asset quality leading to a greater discount below tangible book. MFIN was valued at 0.80x Price/TBV at 1Q26.

MFIN is underperforming on plenty of key metrics versus peers

Restore the Shine | BIMIZCI FUND

Andrew Murstein's Compensation is the highest relative to market capitalization



3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
MFIN
CNOB
EZPW
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
TREE
MCB
FINW
TBBK
AROW
OPRT
LC

Source: S&P Capital IQ

*WRLD was excluded since no 2025 compensation data is available

- Mr. Murstein's compensation level relative to earnings is also one of the highest. **In 2025, his compensation was 13.3% of net income**, behind only 3 other peers in the group.

Cumulative Executive Compensation vs. Market Capitalization - 10 year lookback

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MFIN's Top 5 Executives have been paid MORE than the increase in Market Capitalization
Cumulative Pay = $89 million, Increase in Market Cap = $61 million



$100
$50
$0
-$50
-$100
-$150
Millions
D-15
D-16
D-17
D-18
D-19
D-20
D-21
D-22
D-23
D-24
D-25
Increase in Market Cap
Top 5 NEO Cumulative Compensation

Source: S&P Capital IQ/MFIN DEF14As

- By almost any metric, Medallion's executive team has been paid extraordinary amounts of compensation relative to stockholder returns and value creation.
- Even Medallion's share buy-backs resulted in 3.3 million shares acquired only for 1.58 million to be given to MFIN insiders.



Summary of How Medallion Financial Corp.'s Executive Compensation is Excessive

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- Medallion's Board has appeared to apply a more formulaic approach to bonuses and compensation but in reality, the measured performance metrics seem designed to be exceeded. Worse, results included the outsized and non-recurring recoveries from the discontinued taxi medallion business (2022-2024), rather than excluding them and instead rewarding core segment performance.

- While we commend taxi medallion recoveries, we believe no bonuses should have ever been linked to them until MFIN had recovered what it had charged-off/lost. Otherwise, you are rewarding the person who put out the fire *that they themselves set.* Net taxi medallion charge-offs were $311 million through FYE21 and MFIN has only recovered $41.2 million since. But that $41.2 million went straight to earnings, inflating them materially.

- Andrew Murstein is the highest paid executive and de facto leader at Medallion. He was paid $5.7 million in 2025 ($27 million over the last 5 years).

- But because Alvin Murstein was CEO, Alvin Murstein's much lower compensation ($2.6 million in 2025) was used for both internal and external comparisons, which made comparisons more favorable for MFIN.

- By almost every comparative measure – the Final Judgment and SEC lawsuit aside – when viewed cumulatively, **Andrew Murstein has been paid excessivel**y compared to his self-selected peers both in absolute terms (8th highest in total compensation and 3rd highest in cash compensation in 2025) AND relative to shareholder returns, market capitalization, valuation multiples, and earnings.



MEDALLION'S FINANCIAL TRENDS ARE DISTURBING AND YET OUR RECOMMENDATIONS ARE DISMISSED

HEADWINDS SEEM UNLIKELY TO DISSIPATE

Medallion's Financial Performance is Deteriorating



Seasonal Consumer Charge-offs are the highest in 15 years



Source: MFIN 10K/10Qs

Charge-offs Are Bad, Even Relative to Broad Consumer Credit Categories



Source: MFIN 10Ks, FDIC Quarterly Bank Performance Report.
Represents over $2 trillion in consumer loans

- Lenders live and die by credit quality - credit issues in the taxi medallion portfolio are what led to MFIN's near-collapse.
- **Medallion's consumer credit quality is deteriorating**. Consumer is 95% of loan balances. The Recreation segment is performing the worst with $582 million in subprime loans (1Q26) and 4% charge-offs (2025), a 16-year Recreation high.
- Consumer loans have low monthly payments (~$22,000 avg. balance, 14+ yr term) yet the Company is *still* seeing heightened charge-offs.
- We see that **MFIN's charge-off trends are more comparable to unsecured credit cards** – the riskiest type of consumer loans.



Medallion's Segment Results Show the True Decline in Consumer

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	Annual 12/31/25 Recreation	Annual 12/31/25 Home Improvement	Annual 12/31/25 Commercial Lending	Annual 12/31/25 Taxi Medallion Lending	Annual 12/31/25 Corp. & Other	Annual 12/31/25 Consolidated
Total interest income	209,321	80,624	15,904	432		306,281
Total interest expense	51,966	28,931	4,824	73		85,794
Allocated Corporate Net Interest Income	**(2,237)**	**(1,158)**	**(175)**	**(2)**	**(22)**	**(3,594)**
Net Interest Income	155,118	50,535	10,905	357	(22)	216,893
Provision for loan losses	73,908	10,181	9,027	(3,294)		89,822
Allocated Provision for Loan Losses	**0**	**0**	**0**	**0**	**0**	**0**
Income Before Non-Interest Expense	81,210	40,354	1,878	3,651	(22)	127,071
Other income (loss)	1,937	12	25,249	4,671		31,869
Other expenses	(40,567)	(19,246)	(6,201)	(3,647)		(69,661)
Allocated Corporate Overhead	**(5,847)**	**(3,027)**	**(457)**	**(6)**	**(57)**	**(9,394)**
Other income/expenses (net)	(44,477)	(22,261)	18,591	1,018	(57)	(47,186)
Net income (loss) before taxes	36,732	18,092	20,469	4,669	(78)	79,885
Income tax (provision) benefit	(11,286)	(5,559)	(6,289)	(1,435)	24	(24,544)
Net Income (loss)	25,447	12,534	14,180	3,235	(54)	55,341
Total NCI/Preferred Equity Dividend (Bank)	5,467	2,830	427	5	53	8,782
Redemption of NCI Preferred Equity	2,188	1,133	171	2	21	3,515
Net Income (loss) after NCI	**17,792**	**8,571**	**13,582**	**3,227**	**(128)**	**43,044**
Net Income (loss) BEFORE NCI (As Reported)	*31,047*	*15,433*	*14,604*	*3,239*	*(8,982)*	*55,341*
ROAA (as reported)	2.05%	1.94%	12.80%	0.00%	N/A	1.93%
ROAA (adj.)	**0.98%**	**0.91%**	**9.59%**	**182.96%**	**N/A**	**1.48%**
ROAE (as reported)	12.00%	11.36%	76.06%	0.00%	N/A	11.06%
ROAE (adj.)	**7.34%**	**6.83%**	**71.73%**	**1368.21%**	**N/A**	**11.05%**
Average Assets (as reported)	1,523,351	803,848	110,930	5,451	468,456	2,912,035
Average Assets (adj.)	1,812,653	938,479	141,611	1,764	17,528	2,912,035

Source: MFIN 2025 10K

- **MFIN does not allocate corporate assets or high corporate overhead to its business** lines when it reports segment results.
- We have done so - using segment loan average balances as a proxy for proportional expense allocation.
- For example, MFIN reported $31 million in Recreation Net Income in 2025. When you allocate proportional corporate overhead and the preferred dividend, that number drops to $17.8 million.
- **Recreation ROAE drops to 7.34% from an already weak reported 12%.**
- This is, necessarily, our best estimate but we believe it to be accurate.
- It illustrates how the consumer segment is struggling and also shows the outsized impact on 2025 net income due to gains on stock sales in the commercial business.

The Strategic Partnership Business is Likely Losing Money



Startegic Partnership Originations vs. Interest and Fee Income from the Program



Originations



Revenue

- The Strategic Partnership (Banking-as-a-service) is touted and highlighted by MFIN.
- In reality, despite making up **51% of loan volume** in 2025, it resulted in a minuscule amount of revenues.
- MFIN made only $5.4 million in interest and fee income in 2025 (less than it paid its CEO).
- After allocating operating expenses and interest expense, we believe the business line is **losing money.**
- **If it were making money, Medallion would have certainly broken out its results rather than aggregating them under "Corporate and Other".**
- We believe this represents a poor capital and resource allocation choice.
- Banking-as-a-service further commoditizes bank balance sheets with large bank incumbents already dominating funding (WebBank and Cross River Bank).

Source: MFIN 2024 and 2025 10K



Tangible Book Value Reflects Market Skepticism

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Stock Price to Tangible Book Value (reported at YE except 1Q26)



P/TBV rose here after TBV fell to $30 million after $293 million (net) in cumulative taxi medallion charge-offs
SEC lawsuit filed
$14.35
1.32x
$8.56
0.80x
$16
$14
$12
$10
$8
$6
$4
$2
$0
4.5x
4.0x
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
D-13
D-14
D-15
D-16
D-17
D-18
D-19
D-20
D-21
D-22
D-23
D-24
D-25
Stock Price
Price/Tangible Book Value

- Commercial segment gains on equity sales contributed $17 million (after taxes) of MFIN's $43 million in profit in 2025. As long as earnings remain "noisy" and the bulk of MFIN's balance sheet/revenue driver – **consumer loans – are showing declining ROA and ROE,** then valuation multiples will not improve.
- **MFIN P/TBV was a lowly 0.80x at 1Q26** - the lowest since 2020 (i.e. the market thinks assets are over-valued).
- This follows the same historical pattern of MFIN relying on unpredictable gains or recoveries to boost earnings. Historically this also included the discontinued taxi medallion business line. What is unfortunate is that these have contributed more to bonus compensation than the core consumer category despite being discounted by the market for valuation purposes.



Earnings Could be Materially Higher With Basic Operating Improvements

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2025 Pro Forma Earnings with Easily Achievable Operating Expense Reductions



70
60
50
40
30
20
10
0
Millions
Core Net Income (Ex. Taxi)
Total Executive Compensation Adjustments
Professional Fee Reduction
Inhouse Servicing/ Collections Reduction
Lease Expense Reduction
Personnel Efficiencies (Non C-Suite)
Tax Impact of Cost Savings
Adj. Core Net Income

2025 Pro Forma earnings would have been 37% ($14.6 million) higher in 2025 with common-sense cuts BIMIZCI has identified. The biggest impact? Executive compensation

- There are numerous operating expense cuts we have identified. **The largest is to executive compensation.**
- Applying similar cost cuts across the last 5 years would have realized an estimated $62 million in additional Pro Forma profit.
- We estimate that the “distrust” discount and performance declines contribute approximately 80/20 to MFIN’s current valuation discount.
- An **immediate** P/TBV multiple boost to 1.25x-1.35x (equivalent to well run FDIC-insured peer lenders) is easily achievable with governance/leadership improvements and a well articulated technology, growth, and revenue diversification strategy.
- We believe this would represent an immediate stock increase to $13-$14/share **before operational efficiencies.**



Impact of Discontinued Business and Pro Forma Expense Reductions

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	Annual 10K 12/31/20	Annual 10K 12/31/21	Annual 10K 12/31/22	Annual 10K 12/31/23	Annual 10K 12/31/24	Annual 10K 12/31/25
Total Interest Income	144,962	158,966	196,621	251,040	290,702	315,320
Total Interest Expense	34,151	31,140	36,185	62,946	88,167	98,427
Net Interest Income	110,811	127,826	160,436	188,094	202,535	216,893
Loan Loss Provision	69,817	4,622	30,059	37,810	76,502	89,822
Income Before Non-Interest Expense	40,994	123,204	130,377	150,284	126,033	127,071
Total Other Income (Loss)	(5,936)	31,566	9,526	11,320	11,330	37,993
Total Operating (Non-Interest) Expenses	72,039	72,899	72,053	75,568	74,427	85,179
Pre-Tax Operating Income	(36,981)	81,871	67,850	86,036	62,936	79,885
Income tax provision (benefit)	(10,074)	24,217	17,963	24,910	21,011	24,544
Total NCI/Preferred Equity Dividend (Bank)	7,876	3,546	6,047	6,047	6,047	8,782
Net Income	**(34,783)**	**54,108**	**43,840**	**55,079**	**35,878**	**43,044**
ACL Reversal due to Loans to/from HFI	0	0	0	0	(3,900)	2,600
Less: Taxi Medallion Specific Recoveries	42,281	(6,937)	(6,302)	(26,316)	(6,035)	(3,294)
Plus: Write-down of Taxi Medallions in Foreclosı	24,523	5,774	657	745	410	0
Less: Gains on sales of Taxi Medallions	(1,019)	(1,788)	(5,448)	(4,992)	(1,293)	(4,632)
Plus: Tax Impact Reversal	(17,921)	589	2,901	8,645	3,658	1,654
Eliminate Non-Core/Non-Recurring	47,864	(2,362)	(8,192)	(21,918)	(7,160)	(3,672)
Core Net Income (Ex. Taxi, Non-Recur)	**13,081**	**51,746**	**35,648**	**33,161**	**28,718**	**39,372**
Expense Adjustments						
Total Executive Compensation Adjustments	2,857	5,843	6,478	11,184	8,789	9,427
Professional Fee Reduction	3,047	311	7,054	886	0	2,505
Lease Expense Reduction	1,800	1,800	1,800	1,800	1,800	1,800
Personnel Efficiencies (Non C-Suite)	1,103	1,125	1,045	1,106	1,265	2,799
Total Operating Cost Savings (Before Taxes)	8,807	9,079	16,378	14,976	11,854	16,531
Tax Impact of Cost Savings	(2,399)	(2,685)	(4,336)	(4,336)	(3,957)	(5,079)
Total Operating Cost Savings (AT)	**6,408**	**6,393**	**12,042**	**10,640**	**7,897**	**11,452**
Additional Operating Expenses (AT)	(909)	(880)	(919)	(888)	(839)	(866)
Adjusted Net Income	**18,580**	**57,259**	**46,771**	**42,913**	**35,776**	**49,957**
Savings as % Net Income	**34%**	**11%**	**26%**	**25%**	**22%**	**23%**

- Derived from MFIN's 10Ks.
- Shows the impact of taxi medallion recoveries.
- ALSO shows the impact of Pro Forma expense reductions.

- **Estimated impact of taxi medallion recoveries which artificially boosted earnings 2022-2025 = $40 million (23% of earnings)**

- **Estimated impact of operating cost savings 2022-2025 = $42 million (or 20% increase in current market cap)**

Source: MFIN 2020-2025 10Ks

The Commercial Lending Segment is Struggling

> " In April 2026, the Small Business Administration ("SBA") declared an event of default on $73.5 million of subsidiary debentures, finding the Medallion Capital subsidiary lacked a "qualified management team." "

Commercial Loan Balances: **$123 million**

Commercial Non-Performing Loans: **$24.7 million**

Source: MFIN 2025 10K



OUR NOMINEES CAN FILL THE GAPS





Our Nominees Can Deliver Change: Eric Kelly

- Sits on the Board of Sabre Corporation (NASDAQ: SABR) — recruited specifically for its Technology Committee. Brings live, sitting-public-company tech oversight MFIN's board doesn't have today.
- Sits on the Board of Guardian Life Insurance Company of America — a Fortune 500 financial-services company — and serves on the Audit and Risk Committee. Exactly the committee MFIN's failures most need to reinforce.

- Two-time NASDAQ CEO and Chairman (Overland Storage, Sphere3D). Has run public companies, not just advised them.
- Founded and chairs Bridge 2 Technologies, an AI-enabled enterprise software company. He doesn't advocate for tech investment — he operates technology business.

- Former Chairman of the Economic Advisory Board of the Federal Reserve Bank of San Francisco. Regulator-side credibility matters when MFIN is rebuilding trust after an SEC enforcement action and an SBA default.
- Presidential-appointee experience on the PCAST Advanced Manufacturing Partnership Steering Committee and Vice Chairman of a U.S. Commerce Department workforce sub-committee. Comfortable in high-stakes oversight environments.

- 40+ year career spanning pre-public startups to Fortune 100. Has seen the operating model shifts MFIN now has to make.
- Fully independent under NYSE corporate governance standards. No MFIN securities, no transactions in two years, no business relationship with the Companytwo years.





Our Nominees Can Deliver Change: John Kiernan

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- Sitting public-company CEO of Alico, Inc. (NASDAQ: ALCO) since 2019. Has actually executed the kind of strategic transformation MFIN now needs — not just advised on one.
- Under his leadership, Alico's market cap grew from under $220M to roughly $325M — a ~47% increase — while pivoting away from a six-decade legacy business facing structural decline.

- Independent Director of PeoplesBank (NASDAQ-listed, ~$2 billion community bank), 2022–2024. Sat on Audit, Compensation, and Governance committees. Directly transferable to Medallion Bank — which generated ~95% of MFIN's interest income in 2025.

- NACD-Certified Director. Has put in the formal governance credentialing work most MFIN directors have not.
- As Treasurer/SVP of Global Crossing post-bankruptcy, raised $1.1 billion in new capital and managed ~$400M daily across 60 countries. MFIN's recent failed debt raise speaks to the credibility his presence would restore.
- 12+ years in investment banking, including 10+ as Managing Director of Technology Investment Banking at Bear Stearns — led ~60 capital-markets and M&A transactions. Knows what credible issuers look like to the buy side.
- Triple credentialed: JD from UVA Law, MBA from Darden, NACD-Certified Director, retired Certified Treasury Professional, NY Bar. The depth of formal training MFIN's board lacks.
- Fully independent under NYSE corporate governance standards. No MFIN securities, no transactions in two years, no business relationship with the Company.
- Direct on the philosophy: leadership teams need to be data-driven, honest about their situation, and unafraid to challenge the status quo.

Our Nominees Can Deliver Change: Tim Shanahan





- Founder and CEO of VentureSpring — 20+ year career in interim leadership for companies in disruption, from cash crises to transformative growth. MFIN's situation is his bread and butter.
- As Global CFO of Vice Media, oversaw financial operations across 113 legal entities and five business units in 13 countries.

- At Vice, cut annual operating costs by more than $30 million through staff reductions, divestitures, and renegotiated vendor contracts. The exact playbook MFIN's excessive overhead needs.
- Restructured Vice's accounting and FP&A — staff down 40%, costs down 33%, reporting accuracy up.

- As CEO of Vision Media, led a pivot to a higher-margin business line and grew secure-streaming revenue ~110% year-over-year while improving EBITDA. Knows how to act decisively and pivot when necessary.

- Recipient of the Global M&A Network's Restructuring of the Year award. Recognized industry-wide for the kind of deep dive and fundamental analysis work MFIN needs now.
- Interim CFO of a $300M distressed staffing company — stepped in, restored lender confidence, gave the business breathing room to execute. MFIN's recent failed debt raise points to the same lender-confidence gap.

- Fully independent under NASDAQ corporate governance standards. No MFIN securities, no transactions in two years, no business relationship with the Company or the Murstein family.
- Direct on the philosophy: boards must ground value creation in a clear understanding of core competencies and the realities of the markets they serve, and in cyclical/consumer sectors, the winners are disciplined in capital allocation and able to pivot decisively.

The Gaps BIMIZCI'S Nominees Fill



Qualifications & Skills	Eric Kelly	John Kiernan	Tim Shanahan	Alvin Murstein	John Everets	Cynthia Hallenbeck
						
Public Company CEO	✓	✓	✗	✓	✓	✗
Technology Expertise	✓	✓	✗	✗	✗	✗
Director Certification	✗	✓	✗	✗	✗	✗
Valuation Experience	✓	✓	✓	✗	✓	✓
Regulatory Credibility	✓	✓	✓	✗	✗	✗
Bank Board Experience (ex. MFIN)	✗	✓	✗	✗	✓	✗
Cybersecurity	✓	✗	✗	✗	✗	✗
M&A	✓	✓	✓	✗	✓	✗
Operations	✓	✓	✓	✗	✓	✓
Business Transformation	✓	✓	✓	✗	✓	✗
Advisory	✗	✓	✓	✗	✗	✗



WE HAVE A CLEAR PLAN TO CREATE VALUE





Our 6 Pillar Plan to Create Value at Medallion

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1. IMPROVE GOVERNANCE

- Adopt a mandatory retirement age and term limits of less than 10 years for directors
- Declassify the board so all directors are held accountable by stockholders every year
- Create a Technology Committee to systematically plan out what MFIN must do to compete in the near- and long-term
- Reduce family representation on the Board to no more than one Murstein and install a Lead Independent Director with no prior service on any Medallion entity
- Reduce the 75% supermajority threshold for stockholder-initiated bylaw amendments and director removal to a simple majority
- Bring in an impartial 3rd party to investigate prior, material governance lapses to reassure investors
- Ensure the prior compensation clawback policy for detrimental conduct is re-installed and that the code of ethical conduct is applied consistently





2. FOCUS ON TECHNOLOGY

- Hire a full-time Chief Technology Officer

- Build or acquire a tech-forward servicing and collections platform instead of outsourcing

- Replace static, backward-looking underwriting with dynamic ML-based credit decisioning and risk-based pricing

- Build a best-in-class proprietary application processing and decisioning automation

- Set aggressive goals for the phase-in of AI-native/enabled operational upgrades

- Partner with pioneering underwriting software companies to enhance existing systems

- Establish the infrastructure to take advantage of fintech disruptions including examples like tokenization or smart contracts

Our 6 Pillar Plan to Create Value at Medallion





3.OPERATIONAL EFFICIENCY

- Right-size the executive team to jettison redundancy and reduce executive compensation that's currently 30% of unadjusted net income

- Internalize servicing/collections that cost $18.2 million in 2025 away from SST – owning your servicing is a competitive advantage for lenders with subprime exposure

- Reset incentive thresholds and metrics towards a combination of sustainable returns and market valuations rather than rewarding non-recurring items

- Expand funding sources beyond (mostly) brokered CDs to reduce funding costs and increase flexibility

- Silo high-risk loan categories and conduct an in-depth impact analysis based on a potential downside macro shock

- End the Manhattan lease and its $1.8 million annual lease expense – it serves no operational purpose

- Conduct a top-down analysis of back-office functions to determine process improvements due to technology initiatives





4. DIVERSIFY REVENUES

- Focus on the two goals: a scale, lower margin business for conventional financing and collateral types; and a higher margin business for bespoke borrowers and unique collateral types

-

- Vastly reduce consumer discretionary and cyclical exposure

- Establish the credit risk management skill-set to allow careful build-out of non-consumer discretionary, commercial (not mezzanine) and C&I verticals

- Establish a robust loan sale and, preferably, a securitization program to generate consistent fee income and excess spread

- Use a built or acquired servicing platform as a revenue center, including for servicing retained opportunities for loan sales/ securitizations

- With a direct customer relationship (through servicing), explore cross-sell opportunities




5.CAPITAL ALLOCATION

- Stop the banking as a service model (as it currently is) – it is generating losses and is a distraction from high ROE opportunities

- Renting out a balance sheet (even for short periods) positions the Company as a commoditized balance-sheet provider

- Past poor return investments, including — a NASCAR franchise; a professional lacrosse team; a fine arts business; a taxi advertising business; a consultancy — cannot be repeated

- Investing in servicing/collections as a revenue (and loss mitigation) vertical would create a tremendous ROIC

- In the event of a depressed stock price, even after the common-sense changes BIMIZCI has recommended are followed, stock buybacks would be very accretive





Our 6 Pillar Plan to Create Value at Medallion

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6. REGULATORY RELATIONSHIPS

- Relations with the SEC and SBA have been severely harmed; they must be fixed
- Credit and "sources of strength" issues could result in heavier scrutiny by regulators (FDIC and Utah DFI) in a macro downturn
- Proactively provide best-in-class insights into loss mitigation and credit analytics to the FDIC and Utah DFI
- Target a significantly higher leverage ratio than the minimum 15% required, to provide a buffer against potential consumer credit issues
- Smart loan growth into new lending lines will need regulatory support if the end borrower and loan type materially change from the status quo
- Potential acquisitions of accretive, value-add businesses will be easier with regulatory trust established
- Creating another board seat for an independent, seasoned professional with regulatory experience would help with credibility



THE EXISTING BOARD INCUMBENTS HAVE NOT SHOWN INDEPENDENCE AND ARE PROTECTING MANAGEMENT

THIS IS WHY CHANGE IS CRITICAL



THE FEDERAL JUDGMENT

THE CONSEQUENCES

A federal judge permanently barred Andrew Murstein and Medallion Financial from committing securities fraud, paying undisclosed stock promoters, filing inaccurate financial reports, keeping false books and records, and lying to the company's auditor.

This settlement is permanent and constant.

Any future violation is contempt of a federal court order.

THE PENALTY

Murstein personal penalty: $1,000,000

Medallion corporate penalty: $3,000,000 (paid by stockholders).

Defendants barred from seeking reimbursement or indemnification.

Independent Compliance Consultant retained at Company expense. Chief Compliance Officer role created by court order.

Permanently damaged credibility with investors and regulators.

WHAT WAS ADMITTED

For purposes of the Bankruptcy Code, Murstein admitted the SEC's allegations are true.

Under Section 523, this means his $1 million penalty and any related debts cannot be wiped out in bankruptcy.

The settlement also expressly preserves criminal liability for the underlying conduct.

Murstein waived any double jeopardy protection against future prosecution.

 Five months later, the Board promoted the defendant Andrew Murstein to Chief Executive Officer. They paid him $5.7 million the same year, including a $4.6 million bonus.

Final Judgment ¶ XI, SEC v. Medallion Fin. Corp., No. 1:21-cv-11125-LAK (S.D.N.Y. May 30, 2025) (Kaplan, J.); Consent of Defendant Andrew Murstein ¶ 12(iv)



MFIN's Board Incumbents Will Do More of the Same -Alvin Murstein

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- Director since the Company's founding in 1995, a tenure of approximately 31 years, and Chief Executive Officer from February 1996 until January 31, 2026, when he became Executive Chairman.
- Served as Chief Executive Officer throughout the entire period of conduct alleged in SEC v. Medallion Financial Corp. (No. 1:21-cv-11125-LAK, S.D.N.Y.), which the SEC characterized as occurring from late 2014 through 2017.
- Signed the Sarbanes-Oxley Section 302 and 906 certifications on the fiscal 2014 through 2017 Annual Reports on Form 10-K, the financial statements the SEC alleged overstated Medallion Bank fair value by at least $110 million at year-end 2016 and at least $85 million at year-end 2017.
- Under the May 30, 2025 SEC Final Judgment the Company paid a $3 million penalty, accepted a court-supervised Independent Compliance Consultant, and was required to create a Chief Compliance Officer role, all funded by stockholders rather than the Murstein family.
- The Board did not independently investigate or exercise its clawback against his son, Andrew Murstein.
- Per Judge Kaplan, Alvin Murstein allowed his son and then-President Andrew Murstein "unrestrained authority and ability to manipulate the valuation of Medallion Bank, with no safeguards in place."
- On October 24, 2025 the Board extended his Executive Chairman contract through May 29, 2027, provided that a failure to renominate him is treated as a termination without cause which would have resulted in a $3.4 million payment to him, and on the same day concentrated the offices of Chief Executive Officer, President and Chief Operating Officer in his son.
- Presided as Chief Executive Officer over a compensation framework that paid the top five named executive officers $78.9 million while the Company returned $62.3 million to public stockholders since 2018.
- Presided over an unprecedented decline in tangible book and stock value.

VOTE: WITHHOLD



MFIN’s Board Incumbents Will Do More of the Same -John Everets

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- Director since July 2017, a tenure of approximately 9 years, who became Audit Committee Chair almost immediately on joining the Board and was designated an audit committee financial expert.
- Chaired the Audit Committee during the year-end 2017 audit cycle, the specific year-end the SEC alleged overstated Medallion Bank fair value by at least $85 million and total assets and equity by more than $115 million. Currently is a member of the committee.
- Remained Audit Committee Chair through 2021, spanning the SEC investigation and the filing of the December 29, 2021 complaint, during which the Audit Committee commissioned no independent investigation of Andrew Murstein's conduct.
- Was Audit Committee Chair at the time of the fourth quarter 2019 reclassification, when 61 medallion loans totaling $27.5 million were reclassified from performing to impaired troubled debt restructurings on the eve of the 2019 Form 10-K filing, 39 days after the Company had publicly reported the quarter, swinging fourth quarter 2019 results from net income of $0.11 per share to a net loss of $0.02 per share and reducing book value per share from $10.81 to $10.68 (MFIN Form 8-K/A, March 30, 2020).
- Sat on an Audit Committee that commissioned no independent investigation of Andrew Murstein's conduct, such that the Independent Compliance Consultant was imposed by the SEC rather than initiated by the committee.
- Currently serves on the Compensation Committee that removed the "detrimental conduct" trigger from the Company's clawback policy on October 24, 2023, less than two weeks after BIMIZCI demanded the policy be applied to Andrew Murstein, and that exercised no recoupment of compensation after the SEC settlement.
- Has served as a director of The Eastern Company for 33 years, a tenure far beyond the independence thresholds applied by major proxy advisors.

VOTE: WITHHOLD



MFIN's Board Incumbents Will Do More of the Same -Cynthia Hallenbeck

Restore the Shine | BIMIZCI FUND

- Director since June 2020, a tenure of approximately 6 years, who has served on the Audit Committee continuously since joining and chairs the Nominating and Governance Committee (since 2024 DEF14A), and is designated an audit committee financial expert.
- As an audit committee financial expert, endorsed every Audit Committee Report in the Company's proxy statements from 2021 through 2025 recommending inclusion of the audited financial statements in the Form 10-K, while the SEC enforcement matter alleging material overstatement of prior statements (and potential restatement) was pending.
- Sat on an Audit Committee that commissioned no independent investigation of Andrew Murstein's conduct, such that the Independent Compliance Consultant was imposed by the SEC rather than initiated by the committee.
- Sat on the Audit Committee when Mazars USA LLP, the Company's auditor of 19 years, resigned on April 4, 2024 during active securities-fraud litigation, a change not separately explained to stockholders in the Audit Committee's report.
- As Nominating and Governance Committee Chair, bears principal Board-level responsibility for the October 24, 2025 governance package, including Andrew Murstein's promotion to Chief Executive Officer, Alvin Murstein's employment-agreement extension to May 29, 2027, and the Fourth Amended and Restated By-Laws creating the Executive Chairman role.
- Signed off on the October 24, 2025 Andrew Murstein promotion to CEO five months after the federal Final Judgment (with consent), and permanent injunctions were imposed.
- Chaired the Nominating and Governance Committee through adoption of the Third Amended and Restated By-Laws on August 8, 2024, which imposed on stockholder nominees roughly twenty disclosure categories, a so-called golden-leash bar, Clayton Act and competitor representations, a 10-day Board interview requirement, an in-person attendance requirement and a no-substitutes provision.

VOTE: WITHHOLD





In Conclusion

- We are here because we believe that Medallion Financial has tremendous potential.
- We think that under the current Board, the issues MFIN faces will not go away, and the Board's, and management's, credibility is unlikely to be restored.
- We think that there is a high probability that consumer headwinds will continue to increase in the end-markets and customers the Company serves.
- We also are concerned that without investor trust, growth options will be limited. Medallion will not be able to grow, adapt and evolve without institutional buy-in – and MFIN simply does not have it.
- If our nominees are elected, we will always uphold our fiduciary responsibilities to stockholders.
- We believe that we can help put the Company on the path to sustainable and long-term success.













Consumer lending is a tough and competitive business

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